Filed pursuant to Rule 433

Registration Statement No. 333-186888

Issuer Free Writing Prospectus dated May 15, 2014

Relating to Preliminary Prospectus dated May 15, 2014

Press Release

Investor Contact: Ahmed Pasha 703-682-6451

Media Contact: Amy Ackerman 703-682-6399

AES Announces Pricing of $775 Million of Floating Rate Notes in Public Offering

ARLINGTON, Va., May 15, 2014 – The AES Corporation (NYSE: AES) announced that it has priced $775 million aggregate principal amount of floating rate notes due 2019 (the “Notes”). The Notes will bear interest at a rate of 3.0% above three-month LIBOR, reset quarterly. AES intends to use the net proceeds from the offering of the Notes to repay substantially all of the outstanding term loans under its senior secured term loan facility, after which AES expects approximately $30 million would remain outstanding. The remaining terms loans outstanding under the senior secured term loan facility are expected to be repaid following the receipt of proceeds from a previously announced sale of assets in Cameroon. The closing of the offering of the Notes is expected to occur, subject to certain customary conditions, on May 20, 2014 (T+3).

In the Preliminary Prospectus Supplement, dated May 15, 2014, AES disclosed that, following the pricing of this offering, it intended to seek amendments to its senior secured term loan facility. AES believes that this offering will result in net proceeds sufficient to repay substantially all of the senior secured term loan facility and, as such, no longer intends to seek any amendments to such facility following the pricing of this offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. An effective shelf registration statement related to the Notes has previously been filed by AES with the Securities and Exchange Commission (the “SEC”). The offering and sale of the Notes are being made only by means of a prospectus supplement dated May 15, 2014 and an accompanying base prospectus dated February 27, 2013 related to the offering. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-800-831-9146, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 1-888-603-5847, Credit Suisse Securities (USA) LLC, Attn: Prospectus Delivery Department, One Madison Avenue, New York, NY 10010 or by calling 1-800-221-1037 or BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, by emailing dg.prospectus_requests@baml.com or by calling 1-800-294-1322.

About AES

The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 21 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce of 22,000 people is committed to operational excellence and meeting the world’s changing power needs. Our 2013 revenues were $16 billion and we own and manage $40 billion in total assets.

Safe Harbor Disclosure

This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, the expected closing date of the offering of the Notes and our intended use of proceeds and anticipated use of our shelf registration statement, which are subject to risks and uncertainties, such as our continued eligibility to use the shelf registration statement, general economic conditions and other risks and uncertainties. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’s current expectations based on reasonable assumptions.

Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in the prospectus supplement related to the offering and AES’s filings with the SEC, including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7 “Management’s Discussion & Analysis of Financial Condition and Results of Operations” in AES’s 2013 Annual Report on Form 10-K, Item 2 “Management’s Discussion & Analysis of Financial Condition and Results of Operations” in AES’s Quarterly Report on Form 10-Q filed on May 8, 2014 and in subsequent reports filed with the SEC. Readers are encouraged to read AES’s filings to learn more about the risk factors associated with AES’s business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Anyone who desires a copy of AES’s 2013 Annual Report on Form 10-K filed on February 26, 2014 or AES’s Quarterly Report on Form 10-Q filed on May 8, 2014 may obtain a copy (excluding Exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made.

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